UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

LILIUM N.V.

(Name of Issuer)

Class A Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

52586 109

(CUSIP Number)

Daniel Wiegand

c/o Lilium N.V.

Claude-Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d1(f) or §240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 52586 109

1.	Name of Reporting Person
Daniel Wiegand
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Not Applicable
6.	Citizenship or Place of Organization
Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
24,413,065 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
24,413,065 (1)
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
24,413,065 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11)
8.6% (2)(3)(4)
14.	Type of Reporting Person
IN

(1) Represents Class B ordinary shares, nominal value €0.36 per share. Each Class B ordinary share is convertible into one Class A ordinary share, nominal value €0.12 per share, and one Class C ordinary share, nominal value €0.24 per share, upon the occurrence of a conversion event, in accordance with the Issuer’s Articles of Association. Upon the occurrence of a conversion event, the transferor must transfer the Class C shares to the Issuer for no consideration.

(2) Based on the aggregate of 284,110,059 Ordinary Shares of the Issuer, consisting of (a) 259,696,994 Class A ordinary shares and (b) 24,413,065 Class B ordinary shares, outstanding as of September 14, 2021, as reported in the Shell Company Report on Form 20-F, filed by the Issuer with the Securities and Exchange Commission on September 20, 2021.

(3) The aggregate number of Class B ordinary shares owned by the Reporting Person as set forth above are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4) Each Class A ordinary share is entitled to 12 votes per share and each Class B ordinary share is entitled to 36 votes per share. There were 24,413,065 Class B ordinary shares outstanding as of September 14, 2021. The percentage reported does not reflect the three-for-one voting power of the Class B ordinary shares because these shares are treated as converted into Class A ordinary shares for the purpose of this report.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to Class A ordinary shares, €0.12 nominal value per share, and Class B ordinary shares, €0.36 nominal value per share (collectively, the “Ordinary Shares”), of Lilium N.V., a Dutch public limited liability company (the “Company”). The principal executive offices of the Company are located at Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Daniel Wiegand (the “Reporting Person”).

(b)	The Reporting Person’s business address is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

(c)	The Reporting Person is the Chief Executive Officer and Executive Director of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration

All of the Class B ordinary shares to which this Schedule 13D relates were acquired by the Reporting Person pursuant to a Business Combination Agreement, dated March 30, 2021 (the “Business Combination Agreement”), by and among Qell Acquisition Corp., a Cayman Islands excepted company (“Qell”), Lilium GmbH, a German limited liability company, Lilium B.V., a Dutch private liability company (besloten vennootschap met beperkte aansprakelijheid) (which was converted into a Dutch public limited liability company (naamloze vennootschap), Lilium N.V., prior to the closing of the Business Combination), and Queen Cayman Merger LLC, a Cayman Islands limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”).

Pursuant to the Business Combination Agreement, Qell merged with and into Merger Sub, with Merger Sub as the surviving company. The Company then caused Merger Sub to wind up under the Cayman LLC Act and to distribute all of its tangible and intangible assets (including all cash) and transfer any and all of its liabilities to the Company. The Business Combination closed on September 14, 2021 (the “Closing Date”).

Pursuant to the Business Combination Agreement, the Company Shares (as defined in the Business Combination Agreement) held by the Reporting Person were converted into the right to receive 24,413,065 Class B ordinary shares, effective as of the Closing Date.

Item 4. Purpose of the Transaction

The Reporting Person acquired 24,413,065 Class B ordinary shares pursuant to the Business Combination Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Chief Executive Officer and Executive Director of the Board of Directors of the Company. Accordingly, the Reporting Person may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person has beneficial ownership of 24,413,065 Class B ordinary shares. The percentage of beneficial ownership is approximately 8.6% of the outstanding Ordinary Shares. The percentage of the Ordinary Shares is based on 284,110,059 Ordinary Shares of the Company, consisting of (a) 259,969,994 Class A ordinary shares and (b) 24,413,065 Class B ordinary shares, outstanding as of September 14, 2021, as reported in the Shell Company Report on Form 20-F, filed by the Company with the Securities and Exchange Commission on September 20, 2021. The percentage reported does not reflect the three-for-one voting power of the Class B ordinary shares because these shares are treated as converted into Class A ordinary shares for the purpose of this report.

(b)	The Reporting Person has the sole power to dispose or direct the disposition of all of the Ordinary Shares that the Reporting Person beneficially owned as of September 14, 2021.

(c)	Except as described in Item 3, the Reporting Person has not effected any transactions in the Ordinary Shares of the Company in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Company Shareholder Support Agreements – In connection with the Business Combination Agreement, the Company, Lilium GmbH, Merger Sub, and certain shareholders of the Company including the Reporting Person, entered into a Company Shareholder Support Agreement, dated as of March 30, 2021 (the “Company Shareholder Support Agreement”). Under the Company Shareholder Support Agreement, the Reporting Person (a) granted the Company with a power of attorney permitting the Company to execute the necessary transfer documents required pursuant to Dutch and German law, to effect the transactions contemplated by the Business Combination Agreement (the “Transactions”), (b) agreed to take all necessary or desirable actions in connection with the Transactions and (c) agreed to certain customary covenants to support the Business Combination (including restrictions on the sale, disposition or transfer of Company Shares held by the Reporting Person).

Registration Rights Agreement – In connection with the closing of the Business Combination, the Company, the Reporting Person and certain other stockholders (the “RRA Holders”) entered into a Registration Rights Agreement, dated as of September 13, 2021 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement to register the resale of certain securities of the Company held by the RRA Holders within 30 days after the Closing Date. Among other things, the Registration Rights Agreement provides customary demand and “piggy-back” registration rights to the RRA Holders. The Registration Rights Agreement also provides for the securities of the Company held by the RRA Holders to be locked up for a period of 180 days following the Closing Date, subject to certain exceptions.

This summary is qualified by the actual terms of the Business Combination Agreement, the Company Shareholder Support Agreement and the Registration Rights Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.	Business Combination Agreement, dated as of March 30, 2021, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
2.	Amendment No. 1, dated as of July 14, 2021, to Business Combination Agreement, by and among Qell Acquisition Corp., Lilium GmbH, Lilium B.V. and Queen Cayman Merger LLC (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5. 2021).
3.	Plan of Merger (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4 (Reg. No. 333-255800), filed with the SEC on May 5, 2021).
4.	Company Shareholder Support Agreement, dated March 30, 2021, by and among the Company, Lilium GmbH, Merger Sub and certain existing shareholders of Lilium GmbH.
5.	Registration Rights Agreement, dated September 13, 2021, (incorporated by reference to Exhibit 4.5 of the Company’s Shell Company Report on Form 20-F, filed with the SEC on September 20, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021	By:	/s/ Daniel Wiegand
	Name:	Daniel Wiegand
	Title:	Chief Executive Officer and Executive Director